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                               April 3, 2023

       Rajiv Shukla
       Chief Executive Officer
       ALPHA HEALTHCARE ACQUISITION CORP III
       1177 Avenue of the Americas, 5th Floor
       New York, New York 10036

                                                        Re: ALPHA HEALTHCARE
ACQUISITION CORP III
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed March 23,
2023
                                                            File No. 333-269773

       Dear Rajiv Shukla:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 13, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Questions and Answers
       Q: What interests do the current officers and directors of ALPA have in the Business
       Combination?, page 6

   1. We note your response to comment 42 and reissue the comment. Please revise to expressly state whether
the sponsor and its affiliates can earn a positive rate of return on their investment, even
if other ALPA shareholders experience a negative rate of return in the post-business
combination company.
 Rajiv Shukla
FirstName   LastNameRajivACQUISITION
                          Shukla
ALPHA HEALTHCARE                     CORP III
Comapany
April       NameALPHA HEALTHCARE ACQUISITION CORP III
       3, 2023
April 23, 2023 Page 2
Page
FirstName LastName
Q: How do the Public Warrants differ from the Private Warrants, and what are the related risks for any holder of Public Warrants, page 13

2. We note your response to comment 43 and reissue the comment in part. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.
Summary
Conditions to Closing the Business Combination, page 21

3. We note your response to comment 3 and we reissue the comment. Please revise to identify the Business Combination Agreement closing conditions that are subject to waiver. To the extent that a waiver may have material consequences, please include a risk factor describing the potential impact of the waiver. For example, if approval for a Nasdaq listing is waivable, include a discussion of the potential impact on liquidity.
Background of the Business Combination
Negotiations with Carmell, page 80

4. We note your response to comment 11 and reissue the comment, in part. Each proposal
         (preliminary or otherwise) and counterproposal concerning a material transaction term made between October and December of 2022 should be described and the proposing party identified. We note that you now discuss the "key negotiation points" between the parties, however, it is not clear what proposals and counterproposals were made regarding these points and who the proposing party was.
Description of Fairness Opinion of Cabrillo, page 94

5. We note your response to comment 18. Please revise your disclosure here to include the description you have provided in your response letter explaining how Cabrillo determined the range of implied enterprise values. Additionally, please discuss the basis on which
         Cabrillo decided to use the median and higher quartile of the clinical guideline public companies to determine the implied enterprise value range for the Guideline Public
         Company Method, but instead used the lower quartile and median of the Phase II initial public offering comparables for the Initial Public Offering Method. Furthermore, with respect to the Initial Public Offering Method, discuss the basis on which Cabrillo decided to use the midpoint of the lower quartile and median to determine the high indication.
Interests of the Sponsor and ALPA's Directors and Officers in the Business Combination, page
95

6. We note your response to comment 19 and reissue the comment in part. Please clarify how the board considered those conflicts in negotiating and recommending the business combination.
 Rajiv Shukla
FirstName   LastNameRajivACQUISITION
                          Shukla
ALPHA HEALTHCARE                     CORP III
Comapany
April       NameALPHA HEALTHCARE ACQUISITION CORP III
       3, 2023
April 33, 2023 Page 3
Page
FirstName LastName
Material U.S. Federal Income Tax Consequences, page 111

7. Please revise your prospectus disclosure in this section as well as elsewhere, such as on page 72, to provide a firm conclusion regarding treatment of the transaction under Section
         368(a) and remove language stating that it is intended that, or generally, certain material tax consequences will apply. In addition, please clearly state that the conclusion is the opinion of counsel. Please also remove any statement that assumes the material tax consequences at issue (e.g., "Assuming the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code"). Refer to Section III of Staff Legal Bulletin No.
         19 for guidance.
Unaudited Pro Forma Condensed Combined Financial Information, page 124

8. We note your revised disclosure in balance sheet adjustment (12) in response to prior comment 24 and that you will enter into an equity type facility to fund transaction costs and the payoff of the convertible notes under the maximum redemption scenario. We defer review of your revised disclosure until you are able to provide pro forma adjustments related to the facility.
9. We have reviewed your revised disclosure in response to prior comment 24 and do not note the computations of pro forma net tangible assets under both the No Redemption and
         Maximum Redemption Scenarios. In tabular form, please provide the computations of pro forma net tangible assets under both the No Redemption and Maximum Redemption
         Scenarios.
10. Please remove your 2021 pro forma condensed combined statement of operations and related disclosures. Refer to Rule 11-02(c)(2)(i) of Regulation S-X, which states, in part, that pro forma condensed statements of comprehensive income must be filed for only the most recent fiscal year and any subsequent interim period. Also refer to Rule 11-
         02(a)(6)(i)(B) of Regulation S-X which sets forth that pro forma statement of operations adjustments that depict the effects of the pro forma balance sheet adjustments assume those adjustments were made as of the beginning of the fiscal year presented.
11. We note in your revised disclosure in response to prior comment 25 that you will retain
         $5,000,001 in the Trust account and ensure net tangible assets of at least $5,000,001. We defer review of this revised disclosure until completion of the pro forma financial statements.
Information About ALPA
Financial Position, page 159

12. We note your response to comment 27 and your revised disclosure on pages 130 and 159.
         We understand that the underwriters in your SPAC IPO have waived the deferred underwriting commissions that would otherwise be due to them upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was
 Rajiv Shukla
ALPHA HEALTHCARE ACQUISITION CORP III
April 3, 2023
Page 4
      agreed to, and clarify the SPAC   s current relationship with each of the
underwriters BofA
      Securities, Inc. and PJT Partners LP. Revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.
Products, page 172

13. We note your disclosure here and similar statements elsewhere in your prospectus, such as on page 177, state that HEAL II "is powered to demonstrate superiority vs. standard of care." Please revise to clarify how HEAL II is "powered to demonstrate superiority."
      Given where HEAL II is in the development process, it is premature to state or imply that it will be likely or more likely to achieve superior results.
Exhibits

14. We note your response to comment 39 and reissue the comment, in part. We note that many exhibits from the IPO filing were not included, such as, for example, the Warrant
      Agreement and Registration Rights Agreement. Please revise to include all of these documents as exhibits.
       You may contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Celeste Murphy at 202-551-3257 with any other questions.



                                                          Sincerely,

FirstName LastNameRajiv Shukla            Division of Corporation Finance
                                          Office of Industrial Applications and
Comapany NameALPHA HEALTHCARE ACQUISITION CORP III
                                          Services
April 3, 2023 Page 4
cc:       Laurie Burlingame, Esq.
FirstName LastName